Luminex Corporation
12212 Technology Boulevard
Austin, TX 78727

June 5, 2014

Via EDGAR and Overnight Courier

Mr. Kevin L. Vaughn
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:    Luminex Corporation
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 26, 2014
File No. 0-30109

Dear Mr. Vaughn:

The following sets forth the responses of Luminex Corporation (“Luminex” or the “Company”) to the comments issued by letter dated May 22, 2014 from the staff of the Securities and Exchange Commission (the “Staff”) concerning Luminex’s Form 10-K for the year ended December 31, 2013. For your convenience, we have set out the text of the Staff’s comments, followed in each case by the Company’s response.

Staff Comment:

Form 10-K for the Fiscal Year Ended December 31, 2013

Liquidity and Capital Resources, page 54

1.
We note the in-process research and development related to your acquisition of GenturaDx. If material, please revise future filings to provide a discussion of the status of the in-process research and development, including a discussion of the remaining costs you expect to incur relating to the IPR&D.

Response:

In future filings, to the extent material, the Company will revise the liquidity and capital resources disclosure to include, as applicable, a discussion of the status of in-process research and development and the remaining costs the Company expects to incur related to the IPR&D as noted in Note 9 - Goodwill and Other Intangible Assets of the Form 10-K for the year ended December 31, 2013.

Staff Comment:

Note 17 - Commitments and Contingencies, page 93

Legal Proceedings, page 94

2.
In future filings, please disclose your accounting policy for reasonably possible losses and your policy for assessing whether a loss is reasonably estimable. Refer to paragraph 450-20-25-5 of the FASB Accounting Standards Codification. Please also revise future filings to provide the disclosures required by paragraphs 450-20-50-3 and 450-20-50-4 of the FASB Accounting Standards Codification.

Mr. Kevin Vaughn
U.S. Securities and Exchange Commission
June 5, 2014

Response:

In future filings, the Company will revise the commitments and contingencies accounting policy disclosure to address its accounting policy for reasonably possible losses and its policy for assessing whether a loss is reasonably estimable. The Company proposes revising the commitments and contingencies disclosure in future filings as follows:

When and if it appears probable in management's judgment, and based upon consultation with outside counsel, that the Company will incur monetary damages or other costs in connection with any claims or proceedings, and such costs can be reasonably estimated, the Company records the estimated liability in the financial statements.  If only a range of estimated losses can be estimated, the Company records an amount within the range that, in management's judgment, reflects the most likely outcome; if none of the estimates within that range is a better estimate than any other amount, the Company records the liability at the low end of the range of estimates. Any such accrual would be charged to expense in the appropriate period. The Company recognizes costs associated with legal proceedings in the period in which the services were provided. There can be no assurance that the Company will successfully defend these suits or that a judgment against the Company would not materially adversely affect operating results.

3.
We further note you exclude the costs associated with legal proceedings from your non-GAAP measures presented in Form 8-K on April 28, 2014. Please revise future filings to disclose your accounting policy for such costs associated with legal contingencies.

Response:

The Company recognizes costs associated with legal proceedings in the period in which the services were provided or when an obligation arises. The Company will revise its commitments and contingencies accounting policy disclosure relating to legal proceedings, in future filings, to address its accounting policy for costs associated with legal contingencies. The Company proposes revising the commitments and contingencies disclosure for costs associated with legal contingencies in future filings as follows:

When and if it appears probable in management's judgment, and based upon consultation with outside counsel, that the Company will incur monetary damages or other costs in connection with any claims or proceedings, and such costs can be reasonably estimated, the Company records the estimated liability in the financial statements.  If only a range of estimated losses can be estimated, the Company records an amount within the range that, in management's judgment, reflects the most likely outcome; if none of the estimates within that range is a better estimate than any other amount, the Company records the liability at the low end of the range of estimates. Any such accrual would be charged to expense in the appropriate period. The Company recognizes costs associated with legal proceedings in the period in which the services were provided. There can be no assurance that the Company will successfully defend these suits or that a judgment against the Company would not materially adversely affect operating results.

Staff Comment:

Note 21 - Selected Quarterly Results (unaudited), page 96

4.
We note the fluctuations of income (loss) from operations and net income (loss) for 2013. Please describe the effect of any items identified in Item 302(a)(3) of Regulation S-K material to the results of these quarters in future filings.

Response:

In the Form 10-K for the year ended December 31, 2013, disclosures of the nature and effect of the expense associated with the termination of the Company's prior molecular diagnostic distribution agreements and the costs associated with the Company's restructuring activities were made in the MD&A, and further discussion of the restructuring activities was made in Note 2 - Restructuring beginning on page 71 thereof. In future filings, the Company will expand its disclosure pursuant to Item 302(a)(3) of Regulation S-K to include footnotes to the table (or cross-references to the appropriate section in such filing) for each disposal of segments of a business or extraordinary, unusual or infrequently occurring item that impacted the quarterly results of operations for the various periods presented as well as the aggregate effect and the nature of year-end or other adjustments which are material to the results for those periods.

Mr. Kevin Vaughn
U.S. Securities and Exchange Commission
June 5, 2014

Staff Comment:

Controls and Procedures, page 97

Management’s Report on Internal Control Over Financial Reporting, page 97

5.	Please revise future filings to disclose whether you applied the COSO 1992 Framework or the COSO Updated Framework for your assessment made under Item 308(a)(2) of Regulation S-K.

Response:

The Company will revise its future filings to disclose whether it applied the COSO 1992 Framework, which was the case for the evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2013, or the COSO Updated Framework, which the Company is implementing in 2014 for its evaluation of the effectiveness of internal control over the Company's financial reporting as of December 31, 2014.

Staff Comment:

Form 8-K Filed April 28, 2014

Exhibit 99.1

6.
We note both non-GAAP measures presented exclude costs associated with legal proceedings. Giving consideration to the fact that these are a recurring expense and an ongoing part of your normal operations, explain to us in greater detail why you believe measures that exclude these amounts are more indicative of your ongoing performance and provide useful information to investors. Refer to Item 10(e)(1)(i) of Regulation S-K.

Response:

We believe that excluding the costs associated with legal proceedings, which are unpredictable and can vary significantly from period to period, from our GAAP operating results provides a more comprehensive understanding of the Company’s core operating results. We believe that excluding these items provides useful information to investors regarding the Company's financial condition and result of operation by illustrating what our core operating results would have been had we not incurred these unpredictable and materially varying legal proceeding related items and is helpful in analyzing the ongoing operating performance of the Company.

These disclosures provide consistency in evaluating underlying business trends and making comparisons against periods not impacted by such costs associated with legal proceedings. In addition, adjusting for such costs is consistent with how management internally evaluates and assesses our core operations, including comparison against our competitors, and makes operating decisions; how our management evaluates achievement of our performance metrics for purposes of our employee compensation programs;  how our lenders, analysts, and investors evaluate our operating results; as well as how the majority of our peers evaluate and report (on a non-GAAP basis) their core operating results.

We have completed a comprehensive review of all of our non-GAAP adjustment items, including an analysis of how many of our peers calculate their non-GAAP measures in a comparable manner, to ensure that our non-GAAP measures provide valuable supplemental information that helps investors have a more complete and equivalent understanding of our operating results relative to our peers. We will revise future filings to include an enhanced discussion of why we believe it is important to exclude costs associated with legal proceedings from our non-GAAP measures and the reasons why we believe the non-GAAP measures provide useful information to our investors and the purposes for which our management uses the non-GAAP measures in accordance with Item 10(e)(1)(i) of Regulation S-K.

The undersigned, on behalf of the Company, and in response to the request contained in the Comment Letter, hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Kevin Vaughn
U.S. Securities and Exchange Commission
June 5, 2014

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning our responses to your questions and comments, please do not hesitate to contact me at (512) 219-8020, Howard Lamar of Bass, Berry & Sims PLC at (615) 742-6209 or Ryan D. Thomas of Bass, Berry & Sims PLC at (615) 742-7765.

Sincerely,

/s/ Harriss T. Currie
Chief Financial Officer, Senior Vice President of Finance

cc:	Gary Newberry, Securities & Exchange Commission
Martin James, Securities & Exchange Commission
Patrick J. Balthrop, Luminex Corporation
David S. Reiter, Esq., Luminex Corporation
Howard H. Lamar III, Esq., Bass, Berry & Sims PLC
Ryan D. Thomas, Esq., Bass, Berry & Sims PLC